Exhibit 99.7

NICE Delivers Revolutionary Shape Analysis Capability, Empowering
Organizations to Rapidly Deploy Robotic Process Automation

New, AI-powered feature enables connectivity to previously inaccessible virtual desktop environments, uniquely enabling application based recognition of screen elements based on shape and text

Hoboken, N.J., August 21, 2018 – NICE (Nasdaq: NICE) today announced that the new Robotic Automation Shape Analysis feature enables organizations to automate significantly more business processes by seamlessly expanding into previously inaccessible virtual desktop environments. Encompassing a breakthrough in integration technology and coupled with its market leading object based connectivity approach, this innovative feature puts NICE RPA on the frontline to providing the most universally enabled and robust form of connectivity in the automation market. In addition, NICE RPA’s unique ability to integrate with any enterprise application further boosts deployment speed and reduce operating costs.

Based on a more robust and universal connectivity approach, NICE Shape Analysis includes an intelligent connectivity layer that not only enables more seamless integration with enterprise applications, but also supports multiple process automation deployments. The unique combination of NICE’s Shape Analysis and object based connectivity ensure continual connectivity, thus allowing enterprises to expand their process automation initiatives smartly, rapidly and cost effectively.

The innovative new feature provides a universal and visually based connectivity language that delivers a range of benefits to process automation developers and implementers. Such benefits include shorter development and deployment time, owing to the availability of one visual language, saving automation developers the time and effort that was previously invested in overcoming connectivity barriers. The market has reacted very positively to the Shape Analysis feature, which is a part of NICE RPA version 6.7 launched in June 2018. This all-encompassing and robust connectivity approach further augments NICE’s unique capabilities to automate more complex process scenarios from a single automation platform.

Miki Migdal, President, NICE Enterprise Product Group, said, “NICE Robotic Automation continues to lead the industry with its universal connectivity approach. The unique Shape Analysis innovation is set to transform the capabilities of surface connectivity within the industry by continually enabling the deployment of more stable and robust process automations. Organizations can now automate more business processes with fewer resources and deliver value to their customers even faster. This is imperative to shaping a positive customer experience and taking a position of strength in today's experience-led economy.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.